UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 0-14680

GENZYME CORPORATION 401(K) PLAN

(Full Title of the Plan)

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Corporation 401(k) Plan
Financial Statements and Supplemental Schedule Index

*                    Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genzyme Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Corporation 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1, the Genzyme Surgical Products Corporation Savings and Investment Plan merged with and into the Plan on November 1, 2007.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 26, 2008

Genzyme Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value:
Registered investment companies, pooled separate accounts and guaranteed investment contracts	$458,260,352	$364,516,041
Genzyme Corporation Common Stock	51,228,448	41,852,792
Participant loans	6,589,938	5,122,880
Total investments	516,078,738	411,491,713
Receivables:
Employer contributions	1,876,151	1,645,918
Total receivables	1,876,151	1,645,918
Net assets available for benefits at fair value	517,954,889	413,137,631
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,892,146	1,119,188

Net assets available for benefits	$519,847,035	$414,256,819

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

2007
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$5,918,933
Net appreciation in fair value of investments	39,711,645
Total investment income	45,630,578
Contributions:
Employee	46,506,739
Employer	24,279,192
Rollovers	7,439,093
Total contributions	78,225,024

Transfer of assets from the Genzyme Surgical Products Corporation Savings and Investment Plan	6,993,026
Other	86,824
Total additions	130,935,452
Deductions from net assets attributed to:
Benefit payments and withdrawals	(25,176,963)
Participant expenses	(168,273)
Total deductions	(25,345,236)
Increase in net assets available for benefits	105,590,216
Net assets available for benefits:
Beginning of year	414,256,819
End of year	$519,847,035

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Notes to Financial Statements

1.                                      Plan Description

The following description of the Genzyme Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan documents for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan pursuant to the authorization of Genzyme Corporation’s (“Genzyme”) Board of Directors (the “Genzyme Board”), was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees (the “Participants”). The Plan was established and operates under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of Genzyme. The Plan is subject to the provisions of ERISA. Employees of Genzyme and Genzyme’s wholly-owned subsidiaries in the United States of America are eligible to participate in the Plan if they are at least 21 years of age, and are scheduled to complete annually (or have completed within an applicable measuring year) 1,000 hours of service.

Plan Administration

The Plan is administered by the Genzyme Benefit Plan Committee (the “Committee”), the Plan Administrator as defined by ERISA. The Committee was established effective October 4, 2001 to replace its predecessor, the Genzyme 401(k) Committee. The Committee consists of at least three persons who are appointed by the Genzyme Board. The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving the rights of any Participant’s interest in the Plan. The Committee, as the named ERISA fiduciary, also has the responsibility of selecting and monitoring the investment funds under the Plan.

The Genzyme Board retains the powers to amend or terminate the Plan and to perform all functions of a plan sponsor. The Compensation Committee of the Genzyme Board is authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan. The Compensation Committee has delegated to the Committee its authority to adopt certain amendments to the Plan.

Prudential Bank & Trust, FSB is the trustee, Prudential Retirement Insurance and Annuity Company (“PRIAC”) is the custodian and Prudential Retirement Services is the record keeper of the Plan.

Plan Merger and Transfer of Plan Assets

Prior to November 1, 2007, Genzyme was the sponsor of the Genzyme Surgical Products Corporation Savings and Investment Plan (the “GSP Plan”), which was maintained for eligible employees of Genzyme Surgical Products Corporation, a wholly-owned subsidiary of Genzyme (the “GSP Participants”). Effective December 30, 2000, the GSP Plan was frozen.  As of that date, no new contributions from GSP Participants or Genzyme were accepted and no new GSP Participants were allowed to enter the GSP Plan.  Effective November 1, 2007, the GSP Plan was merged into the Plan and the net assets of the GSP Plan were transferred into the Plan, resulting in an asset transfer of $6,993,026, that is included on the statement of changes in net assets.  All rights of the GSP Participants under the GSP Plan apply to the transferred balance and the amounts transferred into the Plan remain 100% vested.   Each Participant in the GSP Plan who was actively employed by Genzyme on December 30, 2000 and continued to be employed by Genzyme as of November 1, 2007 became a Participant of the Plan, subject to the conditions and limitations of the Plan.  Any other GSP Participant as of November 1, 2007, shall be treated as an inactive Participant or a beneficiary of the Plan, subject to the conditions and limitations of the Plan.  Inactive Participants and beneficiaries of the Plan are not permitted to make contributions to the Plan or receive contributions from Genzyme.  However, inactive Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions.

Plan Amendments

The Committee amended the Plan on December 27, 2006 to amend Article VI, effective January 1, 2007, to increase the limit of employee pre-tax contributions from 18% of the employee’s eligible earnings to 60% of the employee’s eligible earnings.

The Committee amended the Plan on October 10, 2007 to:

•              amend Article IX, effective October 22, 2007, to comply with Section 401(a)(31)(B) of the Code stating that mandatory distributions between $1,001 and $5,000, made to a Participant entitled to these benefits, be rolled over directly to an individual retirement account (“IRA”) if the Participant does not consent to a distribution; and

•              to merge the GSP Plan into the Plan, effective November 1, 2007.

The Committee amended the Plan on December 17, 2007 primarily to:

•                  amend Articles I, IV and VI, effective January 1, 2007, to clarify certain provisions regarding corrective contributions and to make certain administrative changes;

•                  amend Article VI, effective January 1, 2008, primarily to increase the employer matching contributions to 100% of the first 6% of the Participant’s eligible earnings that are contributed as pre-tax contributions;

•                  amend Article IX, effective January 1, 2008, to allow direct rollover of any portion of a distribution from the Plan on behalf of a deceased Participant to an IRA of a non-spouse beneficiary and to allow eligible Participants to roll over any portion of a distribution of his or her accounts to a Roth IRA, as a qualified rollover contribution (as defined in Section 408A(e) of the Code) as long as roll over requirements of Section 402(c) of the Code are met.  In addition, the 10% penalty tax on early distributions from qualified retirement plans, imposed by Section 72(t) of the code, does not apply to qualified rollover contributions; and

•                  amend Article X, effective January 1, 2008, to allow a Participant to apply for a withdrawal of all or any portion of his or her contributions if such Participant was, by reason of being a member of a reserve component, called to active duty after September 11, 2001, but before January 1, 2008, and such tour has a duration in excess of 179 days or is indefinite.

Participants should refer to the Summary Plan Description for a more complete description of these amendments.

Investment Options

The following participant-directed investment options were available to Participants during 2007:

•        Prudential Separate Accounts:

•          The Dryden S&P 500 Index Fund;

•          The Small Cap Growth/Times Square Fund;

•          The Large Cap Value Fund/LSV Asset Management Fund (sub-advised by LSV Asset  Management); and

•          The Mid Cap Value Fund/CRM Fund (sub-advised by Cramer, Rosenthal and McGlynn).

•        Guaranteed Accounts:

•          The Guaranteed Income Fund (“GIF”).

•        The PIMCO Total Return Admin Fund(1);

•        The Fidelity Puritan Fund;

•        Wells Fargo Advantage Small Cap Value Z Fund(1);

•        Thornburg International Value I Fund;

•        The Heritage Mid Cap Stock Fund;

•        The Growth Fund of America R4(1);

•        The PIMCO Total Return Institutional Fund(2);

•        Wells Fargo Advantage Small Cap Value I Fund(2);

•        The Growth Fund of America R5(2); and

•        Genzyme Corporation Common Stock(3).

Reallocation of account balances among participant-directed investment options can be requested and processed on a daily basis.

(1)             Effective November 15, 2007, these funds were eliminated from the Plan. Amounts in the PIMCO Total Return Admin Fund were reallocated to the PIMCO Total Return Instit Fund, amounts in the Wells Fargo Advantage Small Cap Value Z Fund were reallocated to the Wells Fargo Advantage Small Cap Value I Fund and amounts in the Growth Fund of America R4 were reallocated to the Growth Fund of America R5.

(2)             Effective November 16, 2007, these Participant-directed investment options were added to the Plan.

(3)             Contributions directed by Participants for investment in Genzyme Corporation Common Stock may be invested in short-term investments until the purchase of the shares of stock can be completed.

Employee Contributions

The Plan is a defined contribution plan.  Effective January 1, 2007, the Plan was amended to increase the percentage of eligible compensation that eligible employees may elect to have contributed to the Plan each year on their behalf from 18% to 60%, or a maximum of $15,500.  Participants who are age 50 or older at the end of the calendar year may make catch-up contributions to the Plan, subject to annual limits. For both 2007 and 2008, the catch-up limit is $5,000. After 2008, the catch-up limit of $5,000 may be subject to adjustment for cost of living increases (as determined by the U.S. Secretary of  the Treasury). Catch-up contributions are not eligible for matching contributions. Changes in withholding percentages are permitted on a pay period to pay period basis. New employees with funds held under a previous employer’s qualified plan are permitted to invest such funds into the Plan. These investments are classified as “rollovers” on the accompanying statement of changes in net assets available for benefits. A Participant’s salary reduction contribution for a plan year may be further limited by the administration rules of the Code if the Participant is considered to be a highly compensated employee within the meaning of the Code.

Employer Contributions

During the year ended December 31, 2007, Genzyme made bi-weekly matching employer contributions equal to 100% of the elective contributions made to the Plan by a Participant up to the first 4% of the Participant’s eligible compensation for such pay period.  Genzyme also made bi-weekly matching contributions equal to 50% of the next 2% of the elective contributions made to the Plan by the Participant, up to 6% of the Participant’s eligible compensation for such pay period. Genzyme’s contributions were $24,279,192 for the year ended December 31, 2007.  Effective January 1, 2008, Genzyme’s employer matching contribution will be equal to 100% of the first 6% of the Participant’s eligible earnings that are contributed as pre-tax contributions.

Participants may invest their contributions in increments determined at their own discretion. Employer contributions from Genzyme are invested as directed by the Participants. If a Participant does not provide direction with respect to the investment of the Participant’s contributions, that Participant’s contributions will automatically be invested in the GIF.

Participant and Forfeited Accounts

An individual account is maintained for each of the Plan’s Participants to reflect the Participant’s share of the Plan’s investment income, the employer’s matching contributions from Genzyme and the Participant’s contributions. Investment income or loss is allocated based on the balances of the Participants’ individual accounts, based on the funds in which the accounts are invested. Forfeitures are used to reduce future employer matching contributions from Genzyme. Forfeited, nonvested matching accounts used to reduce employer contributions from Genzyme were $537,354 during the year ended December 31, 2007 and $335,936 during the year ended December 31, 2006.  At December 31, 2007, forfeited accounts totaled $46,569, all of which remain available to offset future employer contributions.  At December 31, 2006, forfeited accounts totaled $314,010.

Vesting

Effective January 1, 2006, any Participant who was an employee on January 1, 2006 became fully vested in all contributions made to his account and any employee hired after January 1, 2006 who participates in the Plan is fully vested in all contributions made to his account. Participants who were no longer employees as of January 1, 2006 did not and will not become fully vested unless:

•       the Participant is rehired (subject to certain restrictions);

•       Genzyme or one of its subsidiaries terminates its participation in the Plan, or permanently discontinues its contributions to the Plan, and the Participant is employed by that employer (or in certain circumstances formerly employed by that employer); or

•       the Plan is fully terminated.

Benefits and Withdrawals

Benefits are distributable from the Plan upon a Participant’s (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of permanent disability (as determined by the United States Social Security Administration), (3) termination of employment, or (4) death. In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59½, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant’s election, may include some or all of the Participant’s holdings of Genzyme Corporation Common Stock.

Loans to Participants

Participants may obtain a loan from the Plan collateralized by one-half of the Participant’s vested interest in the Plan. The maximum amount a Participant may borrow is the lesser of 50% of his vested account balance or $50,000.  The minimum amount that can be borrowed is $1,000.  Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a principal residence, a longer repayment period may be allowed. Under the Plan, the maximum repayment period for a loan used to purchase a principal residence is 20 years, and the loan must be repaid before the Participant’s normal retirement date. Loan transactions are treated as net interfund transfers to or from investment funds, and from or to the Participant loan fund, as applicable. All loans bear interest at the prime rate as posted in the monthly rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. The interest rates on loans outstanding as of December 31, 2007 ranged between 4.0% and 9.25%. The interest rates on loans outstanding as of December 31, 2006 ranged between $4.0% and 9.0%.  As repayments are made, both principle and interest are added back to the investment funds in which the Participant’s account is invested.

The Plan had Participant loans outstanding of $6,589,938 at December 31, 2007 and $5,122,880 at December 31, 2006. Outstanding Participant loans are classified as participant-directed investments on the accompanying statements of net assets available for benefits.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

Investment Valuation and Income Recognition

Units of participation in the Prudential separate accounts are valued at the net asset value of units as reported to the Plan by Prudential, and are generally based on the closing sale price of the underlying securities on the last business day of the plan year, which approximates fair value. The Fidelity Puritan Fund, The Heritage Mid Cap Stock Fund, The Growth Fund of America R5, The Wells Fargo Advantage Small Cap Value I Fund, The PIMCO Total Return Institutional Fund and the Thornburg International Value I Fund are stated at fair value based on each fund’s reported net asset value on the last business day of the plan year. Genzyme Corporation Common Stock is stated at fair value based on the quoted end of day closing price on the Nasdaq National Market on the last business day of the Plan year. Participant loans are valued at cost plus accrued interest, which approximates market value.

As described in Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” collectively referred to as the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract basis.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, pooled separate accounts, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. (“FAS”) 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States and expands disclosure requirements regarding fair value measurements. FAS 157 is effective for the Plan as of January 1, 2008. The Committee is currently evaluating the impact, if any, the adoption of FAS 157 will have on the Plan’s financial statements.

3.                                      Investment Contract with Insurance Company

The Plan participates in a contract with Prudential via investment in the GIF, which by definition is considered to be a guaranteed investment contract, or GIC. Prudential commingles the assets of the GIF with other assets. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF not being fully benefit-responsive in certain instances.

As described in Note 2, because the GIF is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIF. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative fees.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%.

	2007	2006
Average earnings yield	4.24%	4.20%
Average crediting rate yield	4.24%	4.20%

For the periods presented, the average earnings yield is calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credited to the Participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the Participants.

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the securities underlying the contract; or default or credit failures of any of the securities, investment contracts, or other investments held in the Plan.

There are certain events not initiated by Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value.   Specific coverage provided by each GIC may be different from each issuer, and can be found in the individual GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce Participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Committee does not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with Participants, is probable.

4.                                      Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 or 2006 are as follows:

	December 31,
	2007	2006
Dryden S&P 500 Index Fund	$63,750,252	$64,488,640
Thornburg International Value Fund	61,498,391	35,810,324
Guaranteed Income Fund*	53,574,035	44,656,683
Growth Fund of America R5	52,167,993	N/A
Genzyme Corporation Common Stock	51,228,448	41,852,792
Heritage Mid Cap Stock Fund	49,930,676	44,255,652
Fidelity Puritan Fund	45,361,520	44,156,567
Large Cap Value/LSV Asset Management Fund	34,329,818	20,748,994
Wells Fargo Advantage Small Cap Value I Fund	28,805,284	N/A
Growth Fund of America R4	N/A	32,811,290
Wells Fargo Advantage Small Cap Value Z Fund	N/A	24,005,360

*      The contract value for the Guaranteed Income Fund is $55,466,181 at December 31, 2007 and $45,775,871 at December 31, 2006.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including investment income and dividends) by $45,630,578 as follows:

Interest and dividend income
Pooled separate accounts and guaranteed accounts	$2,047,899
Registered investment companies	3,455,635
Loan interest	415,399
Total interest and dividend income	5,918,933
Net appreciation in fair value of investments
Pooled separate accounts	5,647,001
Registered investment companies	24,921,861
Genzyme Corporation Common Stock	9,142,783
Total net appreciation in fair value of investments	39,711,645
Total investment income	$45,630,578

5.                                      Qualification under the Internal Revenue Code

The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated April 4, 2002.

The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable provisions of the Code and ERISA. They are also unaware of anything as to the operation of the Plan that would cause the Plan to not be in compliance with the applicable provisions of the Code and ERISA. Therefore, no provision for income taxes is required.

Effective January 1, 2007, the Plan adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return.  FIN 48 was effective for fiscal years beginning after December 15, 2006.  The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of  net assets available for benefits as of December 31, 2007 or statement of changes in net assets available for benefits for the year then ended.

6.                                      Amendment or Termination of the Plan

Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. In the event of termination, the interests of affected Participants shall become fully vested and can not be forfeited.  The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance of the Participant accounts.  No amendment may adversely affect the vested interests of the Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant’s interest accrued to the date of the merger, consolidation, or transfer.

7.                                      Related Parties

Certain plan investments are separate accounts managed by Prudential. Prudential Bank & Trust, FSB is the trustee, PRIAC is the custodian and Prudential Retirement Services is the record keeper as defined by the Plan and, therefore, these transactions are deemed to be party-in-interest transactions. During the year ended December 31, 2007, the Plan paid Prudential a total of $168,273 of Participant expenses directly out of Participants’ accounts. These expenses consisted primarily of annual base fees, per Participant charges, transaction charges, and fees and commissions on the sale or purchase of common stock. Participant loans are also considered party-in-interest transactions.

During the year ended December 31, 2007, the Plan purchased shares of Genzyme Corporation Common Stock in the amount of $5,515,814; sold shares of Genzyme Corporation Common Stock in the amount of $5,187,973; and had net investment appreciation of $9,142,783 and $16,862 of Participant expenses related to Genzyme Corporation Common Stock. The total value of the Plan’s investment in Genzyme Corporation Common Stock was $51,228,448 at December 31, 2007 and $41,852,792 at December 31, 2006.

8.                                      Administrative Expenses

The Plan provides that operational and administrative expenses of the Plan are generally paid from Plan assets, however, Genzyme, the Plan sponsor, may choose to pay such expenses.  Except for Participant expenses, as described in Note 7 above, prior to November 15, 2007, expenses relating to the general administration of the Plan were paid by Genzyme. Effective November 15, 2007, the Agreement to Provide Elective Professional and Administrative Services by and between Genzyme and PRIAC was amended to allow PRIAC to make payments (an “Allowance”) to or on behalf of the Plan in order to assist the Plan with paying its reasonable and actually incurred qualified administrative (“Qualified Expenses”).

PRIAC established an account for the Plan on its recordkeeping system into which PRIAC will, with the exception of 2007, make quarterly deposits for the Allowance.  PRIAC will invest the Allowance in the default investment fund of the Plan selected by the Committee, as Plan Administrator, until such time as the Committee provides direction to PRIAC regarding the disposition or re-investment of the Allowance.  The amounts paid by PRIAC can only be used for Qualified Expenses and payment of such expenses must be authorized by the Committee.  At the end of each Plan year, any portion of the Allowance that was not used to pay Qualified Expenses will be allocated pro rata among individual Participants based on their compensation levels. Any administrative expenses incurred by the Plan in excess of the Allowance will be paid by Genzyme.

In December 2007, PRIAC deposited an annual Allowance for 2007 of $86,824, which was invested, at the Committee’s direction, in the GIF and has been included under the caption “Other” in the Plan’s Statement of Changes in Net Assets Available for Benefits. The Committee authorized PRIAC to pay a total of $42,913 of Qualified Expenses for 2007 using the 2007 Allowance.  The remaining $43,911 of the 2007 Allowance was allocated to individual Participants in December 2007 on a pro rata basis based on their compensation levels.

Genzyme Corporation 401(k) Plan
Schedule H, Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Units/Shares	(d) Cost	(e) Current value
*	Prudential Guaranteed Income Fund	Guaranteed investment contract	1,321,770	**	$55,466,181

*	Prudential Dryden S&P 500 Index Fund	Pooled separate account	699,764	**	63,750,252

*	Prudential Large Cap Value/LSV Asset Management Fund	Pooled separate account	1,707,682	**	34,329,818

*	Prudential Mid Cap Value/CRM Fund	Pooled separate account	1,732,184	**	24,051,968

*	Prudential Small Cap Growth/Times Square Fund	Pooled separate account	841,673	**	23,052,930

	Thornburg International Value I Fund	Mutual fund	1,814,647	**	61,498,391

	Growth Fund of America R5	Mutual fund	1,534,353	**	52,167,993

	Heritage Mid Cap Stock Fund	Mutual fund	1,781,330	**	49,930,676

	Fidelity Puritan Fund	Mutual fund	2,383,685	**	45,361,520

	Wells Fargo Advantage Small Cap Value I Fund	Mutual fund	982,445	**	28,805,284

	PIMCO Total Return Instit Fund	Mutual fund	2,033,441	**	21,737,485

*	Genzyme Corporation	Common stock	688,184	**	51,228,448

*	Participant Loan Fund	Loans with interest rates between 4.00% and 9.25% maturing through 2027		**	6,589,938
		Total			$517,970,884

*                    Denotes party-in-interest.

**    Cost information is not required as investments are participant-directed.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the Genzyme Corporation 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME CORPORATION 401(k) PLAN

By:	Genzyme Benefit Plan Committee

Date: June 26, 2008	By:	/s/ Zoltan A. Csimma
Zoltan A. Csimma
Senior Vice President, Chief Human Resources
Officer of Genzyme Corporation and Member of the
Genzyme Benefit Plan Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP. Filed herewith.